T.	Rowe Price International Funds, Inc.

T.	Rowe Price Emerging Markets Bond Fund

The fund's reserve position disclosure has been revised to state that the fund's reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.

T.	Rowe Price International Funds, Inc.

T.	Rowe Price International Bond Fund

The fund's reserve position disclosure has been revised to state that the fund's reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.